Exhibit 99.1

Itaú Corpbanca Investor Relations

Itaú Corpbanca Files Material Event Notice Announcing Board of Directors’ Decision Regarding SBIF Resolution
Santiago, Chile, January 15, 2019. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today with the Chilean Financial Market Commission a Material Event Notice reporting that the Board of Directors unanimously rejects allegations that resulted in a fine by the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras or SBIF). Nevertheless, the Board decided not to file a claim against SBIF Resolution N°101 issued on January 4, 2019. The Material Event Notice is also available on the company’s corporate website at itau.cl/investor-relations.

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.
The bank is the fifth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Corpbanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.
As of November 30, 2018, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.3% market share.
As of the same date, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of October 31, 2018, its market share by loans reached 4.7%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl